Exhibit 99.1

Legend Biotech Announces Preliminary Results for First Half of 2020

August 2, 2020

SOMERSET, N.J.—(BUSINESS WIRE)—Legend Biotech (NASDAQ: LEGN) today announced preliminary results for the first half of 2020.

For the six months ended June 30, 2020, Legend Biotech expects to record a loss from approximately US$89.0 million to US$103.0 million from continuous operations (before one-time charges, including commission fee for issuance of Series A convertible redeemable preferred shares (“Series A Preferred Shares”), changes of fair value of such Series A Preferred Shares, and listing expenses), including research and development expenses of approximately US$96.5 million to US$111.8 million.

In addition, Legend Biotech expects to report a one-time non-cash charge of approximately US$80.0 million caused by the changes of fair value of Series A Preferred Shares, which was derived from the automatic conversion of all outstanding Series A Preferred Shares (plus any dividends accrued but unpaid on the Series A Preferred Shares) into ordinary shares, par value $0.0001 per share, of Legend Biotech (“Ordinary Shares”) upon Legend Biotech’s listing on the Nasdaq Global Market. The details of the automatic conversion of the Series A Preferred Shares into Ordinary Shares are described in Legend Biotech’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. The changes in fair value led to an increase of share premium, which in essence, had no impact on the net assets of Legend Biotech and its subsidiaries.

As of June 30, 2020, Legend Biotech had approximately US$562.4 million of cash and cash equivalents and approximately US$75.6 million in time deposits.

The information contained in this press release is preliminary and is based on the latest estimated unaudited management accounts for the six month period ended June 30, 2020. Such information is not a comprehensive statement of Legend Biotech’s results for, and as of, this period, and are subject to the completion of management’s and Legend Biotech’s audit committee’s reviews and other financial closing processes and potential adjustments. Accordingly, Legend Biotech’s actual results for this period may differ materially from the preliminary estimated data presented in this press release. The information contained in this press release has not been, and is not based on information that has been, audited, or reviewed by Legend Biotech’s independent auditor.

This preliminary estimated data should not be considered a substitute for the interim financial results for the six months ended June 30, 2020, to be filed with the Securities and Exchange Commission (the “SEC”) under cover of Form 6-K, which Legend Biotech expects to occur before the end of August 2020.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 700 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture best-in-class cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech to develop and commercialize our lead product candidate, LCAR-B38M/JNJ-68284528, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include statements relating to the anticipated financial results for the six months ended June 30, 2020, including expected research and development expenses. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of Legend Biotech’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Media and Investor Relations:

Jessie Yeung, Head of Corporate Finance and

Investor Relations, Legend Biotech

jessie.yeung@legendbiotech.com or

investor@legendbiotech.com

Source: Legend Biotech